                          WINDSOR COAL COMPANY
                                                                 Page

                                CONTENTS


Statements of Income and Statements of Retained Earnings  .    .    1

Statements of Cash Flows .   .   .    .   .   .   .   .   .    .    2

Balance Sheets   .   .   .   .   .    .   .   .   .   .   .    .  3-4

Notes to Financial Statements    .    .   .   .   .   .   .    . 5-11

                          WINDSOR COAL COMPANY
                          STATEMENTS OF INCOME
                               (UNAUDITED)

                                            Year Ended December 31,
                                         1998        1997         1996
                                                (in thousands)
OPERATING REVENUES . . . . . . . . . .  $64,741    $68,555      $57,615

OPERATING EXPENSES
  (including depreciation, depletion
  and amortization of mining plant of
  $4,594,000 in 1998, $4,441,000 in
  1997 and $4,789,000 in 1996) . . . .   65,959     66,973       55,931

OPERATING INCOME (LOSS). . . . . . . .   (1,218)     1,582        1,684

NONOPERATING INCOME. . . . . . . . . .      739        223           93

INCOME (LOSS) BEFORE INTEREST CHARGES.     (479)     1,805        1,777

INTEREST CHARGES . . . . . . . . . . .        2         14           14

INCOME (LOSS) BEFORE FEDERAL
 INCOME TAXES. . . . . . . . . . . . .     (481)     1,791        1,763

FEDERAL INCOME TAX EXPENSE (CREDIT). .     (604)       631          400

NET INCOME . . . . . . . . . . . . . .  $   123    $ 1,160      $ 1,363


                     STATEMENTS OF RETAINED EARNINGS
                               (UNAUDITED)

                                             Year Ended December 31,
                                          1998        1997         1996
                                                 (in thousands)
RETAINED EARNINGS JANUARY 1. . . . . .    $ 78       $1,268       $  245

NET INCOME . . . . . . . . . . . . . .     123        1,160        1,363

CASH DIVIDENDS DECLARED. . . . . . . .     186        2,350          340

RETAINED EARNINGS DECEMBER 31. . . . .    $ 15       $   78       $1,268


See Notes to Financial Statements.

                          WINDSOR COAL COMPANY
                        STATEMENTS OF CASH FLOWS
                               (UNAUDITED)


                                            Year Ended December 31,
                                          1998       1997        1996
                                                (in thousands)
OPERATING ACTIVITIES:
  Net Income . . . . . . . . . . . . .  $   123    $ 1,160     $ 1,363
  Adjustments for Noncash Items:
    Depreciation, Depletion and
      Amortization . . . . . . . . . .     4,594      4,441       4,790
    Deferred Income Taxes. . . . . . .    (3,948)    (3,526)     (3,545)
    Accrued Other Postretirement
      Benefits . . . . . . . . . . . .     1,844      1,134       1,231
    Accrued Rent and Royalty . . . . .     2,047      1,496       2,131
    Reclamation Reserve. . . . . . . .     2,821      2,600       1,343
  Changes in Certain Current
   Assets and Liabilities:
    Accounts Receivable. . . . . . . .     1,876        460      (1,972)
    Coal, Materials and Supplies . . .       617       (682)        (17)
    Accounts Payable . . . . . . . . .       506      1,817        (813)
  Other (net). . . . . . . . . . . . .     1,055      1,495         385
        Net Cash Flows From Operating
         Activities. . . . . . . . . .    11,535     10,395       4,896

INVESTING ACTIVITIES:
  Construction Expenditures. . . . . .       (53)      (956)        (68)
  Proceeds from Sales of Property. . .        10          3           5
        Net Cash Flows Used For
         Investing Activities. . . . .       (43)      (953)        (63)

FINANCING ACTIVITIES:
  Capital Contributions Returned
   to Parent Co. . . . . . . . . . . .    (8,876)    (2,000)       -
  Retirement of Long-term Debt . . . .      (794)      (569)       (569)
  Dividends Paid . . . . . . . . . . .      (186)    (2,350)       (340)
        Net Cash Flows Used For
         Financing Activities. . . . .    (9,856)    (4,919)       (909)

Net Increase in Cash and Cash
 Equivalents . . . . . . . . . . . . .     1,636      4,523       3,924
Cash and Cash Equivalents January 1. .     8,460      3,937          13
Cash and Cash Equivalents December 31.   $10,096    $ 8,460     $ 3,937


See Notes to Financial Statements.

                          WINDSOR COAL COMPANY
                             BALANCE SHEETS
                               (UNAUDITED)


                                                        December 31,
                                                      1998         1997
                                                        (in thousands)

ASSETS
MINING PLANT:
  Surface Lands. . . . . . . . . . . . . . . . . .  $   633      $   634
  Mining Structures and Equipment. . . . . . . . .   47,537       49,431
  Coal Interests (net of depletion). . . . . . . .      945        1,227
  Mine Development Costs . . . . . . . . . . . . .   10,041       10,041
  Construction Work in Progress. . . . . . . . . .     -              25
          Total Mining Plant . . . . . . . . . . .   59,156       61,358
  Accumulated Depreciation and Amortization. . . .   39,514       35,322

          NET MINING PLANT . . . . . . . . . . . .   19,642       26,036





CURRENT ASSETS:
  Cash and Cash Equivalents. . . . . . . . . . . .   10,096        8,460
  Accounts Receivable - General. . . . . . . . . .    4,414          953
  Accounts Receivable - Affiliated Companies . . .    1,562        6,899
  Coal - at average cost . . . . . . . . . . . . .       51          144
  Materials and Supplies - at average cost . . . .    3,979        4,503
  Other. . . . . . . . . . . . . . . . . . . . . .      291          244

          TOTAL CURRENT ASSETS . . . . . . . . . .   20,393       21,203





REGULATORY ASSETS. . . . . . . . . . . . . . . . .      918          527

DEFERRED INCOME TAXES. . . . . . . . . . . . . . .    9,346        5,033

DEFERRED CHARGES . . . . . . . . . . . . . . . . .      290          371

          TOTAL. . . . . . . . . . . . . . . . . .  $50,589      $53,170


See Notes to Financial Statements.

                          WINDSOR COAL COMPANY
                             BALANCE SHEETS
                               (UNAUDITED)


                                                        December 31,
                                                     1998          1997
                                                       (in thousands)

CAPITALIZATION AND LIABILITIES
SHAREOWNER'S EQUITY:
  Common Stock - Par Value $0.10:
    Authorized - 5,000 Shares
    Outstanding - 4,064 Shares . . . . . . . . . .  $  -         $  -
  Paid-in Capital. . . . . . . . . . . . . . . . .     -           8,876
  Retained Earnings. . . . . . . . . . . . . . . .       15           78
          TOTAL SHAREOWNER'S EQUITY. . . . . . . .       15        8,954


LONG-TERM DEBT . . . . . . . . . . . . . . . . . .    6,572        7,366


OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases . . . . . . . .      710        1,559
  Postretirement Benefits Other Than Pensions. . .   10,136        8,292
  Accrued Reclamation Costs. . . . . . . . . . . .    6,763        3,942
  Other. . . . . . . . . . . . . . . . . . . . . .   11,093        8,807
          TOTAL OTHER NONCURRENT LIABILITIES . . .   28,702       22,600

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year . . . . . . .      570          570
  Accounts Payable - General . . . . . . . . . . .    1,453        3,237
  Accounts Payable - Affiliated Companies. . . . .    3,147          857
  Workers' Compensation. . . . . . . . . . . . . .    1,998        2,105
  Obligations Under Capital Leases . . . . . . . .      929        1,395
  Other. . . . . . . . . . . . . . . . . . . . . .    2,607        1,838
          TOTAL CURRENT LIABILITIES. . . . . . . .   10,704       10,002

REGULATORY LIABILITIES:
  Amounts Due To Parent Company For
   Future Income Tax Benefits. . . . . . . . . . .    4,253        3,879
  Other. . . . . . . . . . . . . . . . . . . . . .      343          314
          TOTAL REGULATORY LIABILITIES . . . . . .    4,596        4,193

DEFERRED CREDITS . . . . . . . . . . . . . . . . .     -              55

CONTINGENCIES (Note 2)

          TOTAL. . . . . . . . . . . . . . . . . .  $50,589      $53,170


See Notes to Financial Statements.

                            WINDSOR COAL COMPANY
                       NOTES TO FINANCIAL STATEMENTS
                                (UNAUDITED)


1.  SIGNIFICANT ACCOUNTING POLICIES

Organization and Regulation

Windsor Coal Company (the Company or WCCo), is a wholly-owned subsidiary of Ohio Power Company (OPCo), which is a subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company.
The Company conducts underground mining operations in West Virginia on properties owned or leased by OPCo or the Company. Coal is mined and sold to generating units wholly owned by OPCo and jointly owned by OPCo and an unaffiliated company at prices regulated by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (1935 Act). The prices billed are sufficient to recover expenses and provide for a return on OPCo's equity investment excluding retained earnings. The Company also has been authorized to sell coal to unaffiliated companies with the net proceeds used to reduce the price of coal sold to OPCo. The majority of the Company's coal production is shipped to OPCo's Cardinal Plant.

Basis of Accounting

As a cost-based rate-regulated entity, WCCo's financial statements reflect the actions of regulators that result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards
(SFAS) No. 71 "Accounting for the Effects of Certain Types of Regulation," regulatory assets (deferred expenses) and regulatory liabilities (deferred income) are recorded to reflect the economic effects of regulation. Such deferrals are amortized commensurate with their inclusion in billings to OPCo.

Use of Estimates

The preparation of these financial statements in conformity with generally accepted accounting principles requires in certain instances the use of management's estimates. Actual results could differ from those estimates.

Coal Supply Agreement

Pursuant to a coal supply agreement with OPCo, the Company is obligated to deliver substantially all coal it mines to OPCo and entitled to receive payment for all costs incurred, even under circumstances in which such coal is not mined and/or delivered due to a natural disaster, labor unrest or any other forced or voluntary cessation or curtailment of mining, either temporary or permanent.

Mining Plant and Depreciation, Depletion and Amortization

Mining plant is stated at cost and includes expenditures for mine development. Mine development includes all costs to develop the mines in excess of amounts realized from coal produced during the mine development period. As a subsidiary of a regulated public utility, an allowance for funds used during construction (AFUDC) is recorded as a noncash income item that is recovered over the service life of mining plant through depreciation and represents a reasonable return on funds used to finance construction projects. The amounts of AFUDC for 1998, 1997 and 1996 were not significant.

Depreciation, depletion and amortization are provided over the estimated useful asset lives and are calculated by use of the straight-line method for mining structures and equipment and by use of the units-of-production method for coal interests and mine development costs.

Costs of ordinary maintenance, repairs, renewals and minor replacements of property are expensed while major additions of property, replacements of property and betterments are capitalized. Mining plant and related accumulated provisions for depreciation, depletion and amortization are relieved upon disposition of the related property with any gain or loss recorded as income or expense in the period of disposition. Such gains and losses are included in costs billed to OPCo under the coal supply agreement.

Cash and Cash Equivalents

Cash and cash equivalents include temporary cash investments with original maturities of three months or less.

Income Taxes

The Company follows the liability method of accounting for income taxes as prescribed by SFAS 109, "Accounting for Income Taxes." Under the liability method deferred income taxes are provided for all temporary differences between book cost and tax basis of assets and liabilities which will result in a future tax consequence. Where the flow-through method of accounting for temporary differences is reflected in the Company's coal billings and OPCo's fuel rates, deferred income taxes are recorded with related regulatory assets and liabilities in accordance with SFAS 71.

Black Lung Benefits and Workers' Compensation

The Company is liable under the Federal Coal Mine Health and Safety Act of 1969 (Act), as amended, to pay certain black lung benefits to eligible present and former employees. A Black Lung Benefits Trust is maintained under the Internal Revenue Code which, based on the most recent actuarial study, is fully funded. No accruals for Black Lung liabilities were made in 1998, 1997 or 1996.

The Company is self-insured for workers' compensation. The estimated present value of workers' compensation claims is provided based on known events and claims.

Reclamation

The Surface Mining and Reclamation Act of 1977 established minimum standards for the final closure of mines after their coal resources are exhausted. This would include, among other things, sealing the portals at underground mines and the removal or covering of refuse piles and water settling ponds. Reclamation costs are recorded and billed to OPCo in accordance with the coal supply agreement.

2.  CONTINGENCIES

The Company is involved in a number of legal proceedings and claims.
While management is unable to predict the outcome of litigation, it is not expected that the resolution of these matters will have a material adverse effect on the results of operations, cash flows or financial condition.

The Company recovers all costs from OPCo under the coal supply agreement.

3.  CONTINUATION OF MINING OPERATIONS

The Clean Air Act Amendments of 1990 (CAAA) require significant reductions in sulfur dioxide and nitrogen oxide emissions from OPCo's generating plants with the Phase I reductions effective January 1, 1995 and Phase II effective January 1, 2000. OPCo's Phase I compliance efforts did not impact the Company. To meet Phase II compliance, tentative plans propose switching Cardinal Plant Unit 1, which is supplied by the Company, to lower sulfur coal from unaffiliated sources in 2000.

Management anticipates closing the Windsor mining operation in December 2000 in order to comply with the Phase II requirements of the CAAA or it could close earlier if it is no longer economical to continue mining operations. The cost of a shutdown would be substantial and would include not only any possible loss on disposition of assets but also employee benefits, lease commitments, unaccrued reclamation and other shutdown costs. All shutdown costs will be recoverable from OPCo under the coal supply agreement.

4.  OTHER RELATED-PARTY TRANSACTIONS

American Electric Power Service Corporation (AEPSC) provides certain managerial and professional services to AEP System companies including WCCo. The costs of the services are billed by AEPSC on a direct-charge basis, to the extent practicable, and on reasonable bases of proration for indirect costs. The charges for services are made at cost and include no compensation for the use of equity capital, which is furnished to AEPSC by AEP Co., Inc. Billings from AEPSC are capitalized or expensed depending on the nature of the services rendered. AEPSC and its billings are subject to the regulation of the SEC under the 1935 Act.

5.  BENEFIT PLANS

The Company participates in the United Mine Workers of America (UMWA) pension plan, a defined contribution plan which covers its UMWA employees. Contributions totaled $218,000 in 1998, $327,000 in 1997 and $283,000 in
1996. As of June 30, 1998, the UMWA actuary estimates that the Company's share of the UMWA pension plans unfunded vested liabilities was approximately $5.3 million. In the event the Company ceases or significantly reduces mining operations or contributions to the UMWA pension plans, a withdrawal obligation may be triggered for all or a portion of the Company's share of the unfunded vested liability at the time mining operations cease.

The Company participates in the AEP System qualified pension plan, a defined benefit plan which covers all employees, except participants in the UMWA pension plans. Net pension costs for the years ended December 31, 1998, 1997 and 1996 were $103,000, $95,000 and $119,000, respectively.

A defined contribution employee savings plan offered to non-UMWA employees required that the Company make contributions to the plan totaling $86,000 in 1998, $81,000 in 1997 and $76,000 in 1996.

Postretirement medical benefits for the Company's UMWA employees who have retired or will retire after January 1, 1976 (post 1975 UMWA retirees) are the liability of the Company. The AEP System provides certain other benefits for retired employees under an AEP System plan. The annual accrued costs for these plans were $2.6 million in 1998, $1.8 million in 1997 and $1.9 million in 1996.

Several UMWA health plans pay the postretirement medical benefits for the Company's UMWA retirees who retired before January 2, 1976 and their survivors plus retirees and others whose last employer is no longer a signatory to the UMWA contract or is no longer in business. Required annual payments to these plans totaled $271,000 in 1998, $345,000 in 1997 and $98,000 in 1996.

The Energy Policy Act of 1992 (Energy Act) permits recovery of excess Black Lung Trust funds of the AEP System to pay certain postretirement medical benefits under one of the UMWA health plans. Reimbursement limitations apply to the System's excess funding. The Company has a fund surplus that it is able to transfer to other AEP System companies that are members of the fund and have a deficit. In June 1998 management decided to cease reimbursing retiree medical costs due to the reduced levels of available Black Lung surplus and proposed new rules that could liberalize the current claims process. The amounts of Black Lung surplus utilized in accordance with the Energy Act were $513,000 in 1998, $502,000 in 1997 and $579,000 in 1996. In addition, the amounts of Black Lung surplus utilized include $175,000 in 1998, $37,000 in 1997 and $101,000 in 1996 reallocated from the surplus Black Lung trust fund of other System member companies. The Company's share of the Black Lung Trust funds surplus at December 31, 1998, 1997 and 1996 was $1,766,000, $1,000 and $841,000, respectively.

6.  FEDERAL INCOME TAXES

The details of federal income taxes are as follows:

                                              Year Ended December 31,
                                              1998     1997     1996
                                                  (in thousands)

Current (net)  . . . . . . . . . . . . . .  $ 3,344   $ 4,157   $ 3,945
Deferred (net) . . . . . . . . . . . . . .   (3,948)   (3,526)   (3,545)
Total Federal Income Taxes . . . . . . . .  $  (604)  $   631   $   400

Federal income taxes as reported are different from pre-tax book income multiplied by the statutory tax rate predominantly due to the practice of flow-through accounting for book/tax differences associated with self-insurance reserves.

The Company joins in the filing of a consolidated federal income tax return with its affiliated companies in the AEP System. The allocation of the AEP System's current consolidated federal income tax to the System companies is in accordance with SEC rules under the 1935 Act. These rules permit the allocation of the benefit of current tax losses to the System companies giving rise to them in determining their current tax expense. The tax loss of the System parent company, AEP Co., Inc., is allocated to its subsidiaries with taxable income. With the exception of the loss of the parent company, the method of allocation approximates a separate return result for each company in the consolidated group.

The AEP System has settled with the Internal Revenue Service (IRS) all issues from the audits of the consolidated federal income tax returns for the years prior to 1991. Returns for the years 1991 through 1996 are presently open and under audit by the IRS. In the opinion of management, the final settlement of open years will not have a material effect on results of operations and cash flows.

The following tables show the elements of the net deferred tax asset and the significant temporary differences giving rise to such deferrals:

                                                        December 31,
                                                      1998        1997
                                                       (in thousands)

    Deferred Tax Assets . . . . . . . . . . . . . . $14,380     $10,930
    Deferred Tax Liabilities. . . . . . . . . . . .  (5,034)     (5,897)
      Net Deferred Tax Assets . . . . . . . . . . . $ 9,346     $ 5,033

    Property Related Temporary Differences. . . . . $(3,569)    $(4,854)
    Amounts Due To Parent Company
      For Future Federal Income Taxes . . . . . . .   1,027       1,243
    Self-Insurance Reserves . . . . . . . . . . . .     994       1,251
    Accrued Postretirement Expenses . . . . . . . .   3,643       2,958
    Accrued Leased Asset Book Rent Expense. . . . .   1,012         830
    Accrued Book Royalty Expense. . . . . . . . . .   1,807       1,234
    Accrued Mine Reclamation Expense. . . . . . . .   2,355       1,380
    Deferred State Income Taxes . . . . . . . . . .   1,309         327
    All Other (net) . . . . . . . . . . . . . . . .     768         664
      Total Net Deferred Tax Assets . . . . . . . . $ 9,346     $ 5,033

7.


 SUPPLEMENTARY CASH FLOW INFORMATION

                                               Year Ended December 31,
                                               1998     1997     1996
                                                   (in thousands)
    Cash was paid for:
      Interest . . . . . . . . . . . . . . .  $    5   $   14   $   13
      Income Taxes . . . . . . . . . . . . .   3,685    5,669    5,306
    Noncash acquisitions under capital
     leases were . . . . . . . . . . . . . .     383    1,685      291

8.  LEASES

Leases of property, plant and equipment are for periods of up to 20 years and require payments of related property taxes, maintenance and operating costs. The majority of the leases have purchase or renewal options and will be renewed or replaced by other leases as long as mining operations continue.

Lease rentals for both operating and capital leases are generally charged to operating expenses. The components of rental cost are as follows:
                                              Year Ended December 31,
                                               1998     1997     1996
                                                   (in thousands)

Operating Leases . . . . . . . . . . . . .    $    4   $  906   $  943
Amortization of Capital Leases . . . . . .     1,243      976      883
Interest on Capital Leases . . . . . . . .       151      154      155
       Total Rental Costs. . . . . . . . .    $1,398   $2,036   $1,981

Properties under capital leases and related obligations recorded on the Balance Sheets are as follows:
                                                         December 31,
                                                        1998      1997
                                                        (in thousands)

    Mining Plant Under Capital Leases. . . . . . . .   $5,917    $7,482
     Accumulated Amortization. . . . . . . . . . . .    4,278     4,528
         Net Property under Capital Leases . . . . .   $1,639    $2,954

    Capital Lease Obligations:
        Noncurrent Liability . . . . . . . . . . . .   $  710    $1,559
        Liability Due Within One Year. . . . . . . .      929     1,395
            Total Capital Lease Obligations. . . . .   $1,639    $2,954

Properties under operating leases and related obligations are not included in the Balance Sheets.

Future minimum lease rentals, consisted of the following at December 31,
1998:
                                                          Capital
                                                          Leases
                                                      (in thousands)
    1999 . . . . . . . . . . . . . . . . . . . . . . .    $1,009
    2000 . . . . . . . . . . . . . . . . . . . . . . .       647
    2001 . . . . . . . . . . . . . . . . . . . . . . .        63
    2002 . . . . . . . . . . . . . . . . . . . . . . .        11
    2003 . . . . . . . . . . . . . . . . . . . . . . .         5
    Later Years. . . . . . . . . . . . . . . . . . . .        21
    Total Future Minimum Lease Rentals . . . . . . . .     1,756
    Less Estimated Interest Element Included Therein .       117
    Estimated Present Value of
     Future Minimum Lease Rentals. . . . . . . . . . .    $1,639

9.  RETURN OF CAPITAL

In October 1997 the Company returned $2,000,000 to its parent out of capital and reduced the par value of its authorized common shares from $100 per share to $0.10 per share, thereby reducing its stated capital from $406,000 to $406. In the first quarter of 1998 the Company returned to its parent $8,876,000 out of capital surplus.

10. LONG-TERM DEBT

Long-term debt was outstanding as follows:
                                                          December 31,
                                                        1998       1997
                                                         (in thousands)

Advances from Parent - 6% open account . . . . . . .  $ -         $  225
Finance Obligations. . . . . . . . . . . . . . . . .   7,142       7,711
                                                       7,142       7,936
Less Portion Due Within One Year . . . . . . . . . .     570         570
    Total. . . . . . . . . . . . . . . . . . . . . .  $6,572      $7,366

Finance obligations were entered into for the West Liberty portal in 1989, the Long's Run Ventilation facility in 1992 and the Short Creek Acid Mine Drainage facility in 1994 through sale and leaseback transactions. The term on these obligations is 20 years (Long's Run is for 10 years with a 10-year renewal) with a bargain purchase option at expiration of the agreements. In accordance with SFAS 98, the transactions did not qualify as a sale and leaseback for accounting purposes. Future minimum payments under these agreements are $570,000 per year for 1999 through 2003 and $4,292,000 in later years.